Filed by Crown Resources Corporation

Subject Company: Crown Resources Corporation

Commission File No. 000-17480

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

CROWN RESOURCES COMPLETES FEASIBILITY STUDY ON ITS HIGH-GRADE BUCKHORN MOUNTAIN GOLD PROJECT

Denver, Colorado: Crown Resources Corporation (OTCBB-CRCE) ("Crown") reported today it has completed a feasibility study on its Buckhorn Mountain Gold Project prepared by SRK Consultants, Toronto, ON, Canada ("SRK"), an independent mining and engineering consulting firm. The SRK feasibility study (the "Study") determined that the mineral reserves reported are economically viable based on current information on costs and technology applicable to mining, metallurgy and other relevant factors that relate to the extraction of the mineral reserve. The Buckhorn Mountain Gold Project (formerly named Crown Jewel) is located in north-central Washington State.

Feasibility Study Summary on the Buckhorn Mountain Gold Project

Reserves: Probable

Tons	Grade (Oz/ton)	Contained Ounces Gold
3,075,600	0.32	991,300

Assumptions:            Toll Milling (see below for details): $20 per ton

Gold Price: $350

Recovery: 90%

Cutoff Grade (oz./ton): 0.19

Production/Costs:     Daily Throughput: 1,500 tons

                        Total Operating Costs: $201 per ounce of gold recovered

                                     Initial Capital Costs: $32 million

                         Sustaining Capital (Life of Mine): $10 million

Quality Assurance

The SRK Study was based on reviews by independent consultants of existing project files and studies prepared for or by Crown. The mineral reserves reported in the SRK feasibility study have been verified by Mike Michaud, a Mineral Economist representing SRK. Mr. Michaud is a "qualified person" within the meaning of applicable Canadian securities regulatory standards. He has verified the reserve data disclosed herein, including any relevant sampling, analytical and test data. SRK provided site-specific geotechnical evaluations. Greystone Engineering Ltd., an independent mining consultant firm, provided the detailed mine design, surface infrastructure, and capital and operating cost estimates utilized in the Study. Process Resource Associates, an independent metallurgical consulting company, provided the metallurgical process evaluation. SRK reviewed all aspects of the different components utilized in the Study and was responsible for the Study's final compilation.

Kinross Transaction

On November 20, 2003, Crown reported it that it had signed a definitive acquisition agreement (the "Agreement") with Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross"). Under the terms of the Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. Prior to the completion of the acquisition, Crown plans to dividend to its shareholders its approximate 38.7% equity interest in Solitario Resources Corporation (TSX-SLR).

Toll Milling Agreement

On November 11, 2003, Crown entered into a toll milling agreement (the "Toll Milling Agreement") with Echo Bay Minerals Co. ("Echo Bay"), a wholly-owned subsidiary of Kinross, whereby Crown would deliver ore from its Buckhorn Mountain Project deposit to Echo Bay's Kettle River mill, located near Republic, Washington approximately 92 kilometers (57 miles) from the Buckhorn Mountain Project. Under the terms of the Toll Milling Agreement, Echo Bay agreed to process up to 1,500 tons per day of ore at a rate of $20 per ton. In addition Crown agreed to pay a one-time capital charge of $5 million to Echo Bay upon delivery of production ores to the Kettle River Mill. Using similar assumtions to those in the feasibility study, Crown estimates that total cash operating costs under Kinross ownership would be lowered by approximately $25 per ounce as the toll milling costs would be reduced to actual Kettle River milling costs. Additionally, initial capital would be reduced by $5 million, to $27 million, under Kinross ownership.

Crown is actively engaged in permitting and development of the Buckhorn Mountain gold project. Crown also owns a 38.7% equity interest in Solitario Resources Corporation. Solitario is actively exploring in Brazil, Peru and Bolivia for gold, silver, zinc and platinum-palladium mineralization. Crown Resources Corporation is traded on the Nasdaq Bulletin Board (OTCBB: CRCE) and Solitario is traded on the Toronto Stock Exchange (TSX: SLR).

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory agencies.

Where to Find Additional Information about the Crown/KinrossTransaction:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement on behalf of Crown and a prospectus on behalf of Kinross, and other relevant documents in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. When filed, the proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from

Kinross when available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC.

FOR MORE INFORMATION, CONTACT:

Debbie W. Mino                    (800) 229-6827

                                                http://www.crownresources.com

                                                E-mail: dwmino@compassnet.com

Christopher E. Herald             (303) 534-1030

Additional Information About the Combination and Where to Find It

Crown and Kinross intend to file with the Securities and Exchange Commission ("SEC") a proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CROWN AND KINROSS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT CROWN, KINROSS AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Crown or Kinross with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Crown by directing a request to: Crown Resources Corporation, 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033, Attn: Investor Relations. Investors and security holders may also obtain free copies of the reports and documents filed with the SEC by Kinross from Kinross.

Crown and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Crown in favor of the acquisition. Information about the executive officers and directors of Crown and their ownership of Crown common stock is set forth in the proxy statement/prospectus. Additional information regarding Crown and the interests of its executive officers and directors in the acquisition is contained in the proxy statement/prospectus.

Investors and security holders are urged to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Crown and Kinross, before making any voting or investment decision with respect to the combination.